EXHIBIT 12.1

RIGEL PHARMACEUTICALS, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratio of earnings to fixed charges and the ratio of our earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2010.  Our earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for the three months ended March 31, 2015 and for years ended December 31, 2014, 2013, 2012 and 2011. “Earnings” consist of net income (loss) from operations before income taxes and fixed charges. “Fixed charges” consist of interest expense and the portion of operating lease expense that represents interest. The extent to which earnings were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends for those periods is shown below. Amounts shown are in thousands except the ratio.

	Three Months Ended	Year Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Earnings:
Income (loss) from operations before income taxes	$(18,193)	$(90,908)	$(89,027)	$(98,840)	$(85,973)	$37,890
Plus: Combined fixed charges and preferred stock dividends	248	1,693	1,665	1,653	1,694	1,802
Earnings, as defined	(17,945)	(89,215)	(87,362)	(97,187)	(84,279)	39,692

Fixed charges:
Interest expense	—	—	—	—	25	91
Estimated interest component of rent	248	1,693	1,665	1,653	1,669	1,711
Total Fixed Charges	$248	$1,693	$1,665	$1,653	$1,694	$1,802

Combined Fixed Charges and Preferred Stock Dividends:
Interest expense	—	—	—	—	25	91
Estimated interest component of rent	248	1,693	1,665	1,653	1,669	1,711
Preferred stock dividends	—	—	—	—	—	—
Total Fixed Charges and Preferred Stock Dividends	$248	$1,693	$1,665	$1,653	$1,694	$1,802

Ratio of earnings to fixed charges **	—	—	—	—	—	22

Ratio of earnings to combined fixed charges and preferred stock dividends **	—	—	—	—	—	22

Deficiency of earnings available to cover fixed charges	$(18,193)	$(90,908)	$(89,027)	$(98,840)	$(85,973)	$—

Deficiency of earnings available to cover combined fixed charges and preferred stock dividends	$(18,193)	$(90,908)	$(89,027)	$(98,840)	$(85,973)	$—

**    Because of the deficiency of earnings available to cover fixed charges for the three months ended March 31, 2015 and for the years ended December 31, 2014, 2013, 2012 and 2011, the ratio information for these periods is not applicable.